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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                    FOR THE QUARTER ENDED September 30, 2001

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

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Contents                                                                                                   Page
ITEM 1 - Organization Chart                                                                                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                      3

ITEM 3 - Associate Transactions                                                                              3

ITEM 4 - Summary of Aggregate Investment                                                                     6

ITEM 5 - Other Investments                                                                                   6

ITEM 6 - Financial Statements and Exhibits                                                                   7
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                                                      ITEM 1 - ORGANIZATION CHART

                                                                                           Percentage
                                                                                State       of Voting
                                                                Energy or        of        Securities
                     Name of Reporting Company                 Gas Related  Organization      Held            Nature of Business
--------------------------------------------------------       -----------  ------------   -----------   --------------------------
Progress Ventures, Inc.                                        Energy           NC
     CPL Synfuels LLC                                          Energy           NC             100       Synthetic Fuel Production
     Solid Fuel  LLC                                           Energy           DE             90        Synthetic Fuel Production
     Sandy River Synfuel LLC                                   Energy           DE             90        Synthetic Fuel Production
     Colona Synfuel LLLP                                       Energy           DE             17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                             Energy           NC             100       Energy Services Company
     SRS Engineering Corp.                                     Energy           NC             100       Energy Engineering
     Spectrum Controls, Inc.                                   Energy           NC             100       Energy Controls
 Electric Fuels Corporation                                    Energy           FL             100       Procurement and
                                                                                                         Transportation of Coal

   EFC Synfuel LLC                                             Energy           DE             100       Holding Company
          Ceredo Synfuel LLC                                   Energy           DE              99       Synthetic Fuel Production
          Sandy River Synfuel LLC                              Energy           DE              9        Synthetic Fuel Production
          Solid Energy LLC                                     Energy           DE              99       Synthetic Fuel Production
          Solid Fuel LLC                                       Energy           DE              9        Synthetic Fuel Production
   Kentucky May Coal Company, Inc.                             Energy           VA             100       Coal Mine
          Cincinnati Bulk Terminals, Inc.                      Energy           DE             100       Coal and Bulk Material
                                                                                                         Terminal
              Kanawha River Terminals, Inc.                    Energy           FL             100       Coal and Bulk Material
                                                                                                         Terminal
                Black Hawk Synfuel, LLC                        Energy           DE             100       Synthetic Fuel Production
                  New River Synfuel LLC                        Energy           CO             10        Synthetic Fuel Production
                Ceredo Liquid Terminal LLC                     Energy           DE             100       Emulsion Products Terminal
                Coal Recovery V, LLC                           Energy           MO             25        Synthetic Fuel Marketing
                Colona Newco, LLC                              Energy           DE             100       Holding Company
                   Colona SynFuel Limited Partnership, LLLP    Energy           DE            20.1       Synthetic Fuel Production
                Colona Sub No. 2, LLC                          Energy           DE             100       Synthetic Fuel Production
                   Colona Synfuel Limited Partnership, LLLP    Energy           DE              1        Synthetic Fuel Production
                   Colona Synfuel Limited Partnership, LLLP    Energy           DE            61.9       Synthetic Fuel Production
  Progress Materials, Inc.                                     Energy           FL             100       Manufacturing
  Progress Synfuel Holdings, Inc.                              Energy           DE             100       Holding Company
            Ceredo Synfuel LLC                                 Energy           DE              1        Synthetic Fuel Production
            Sandy River Synfuel LLC                            Energy           DE              1        Synthetic Fuel Production
            Solid Energy LLC                                   Energy           DE              1        Synthetic Fuel Production
            Solid Fuel LLC                                     Energy           DE              1        Synthetic Fuel Production
Utech Venture Capital Corporation                              Energy           DE            9.76       Investment in
                                                                                                         Electrotechnologies
Utech Climate Challenge Fund                                   Energy           DE             9.8       Investment in
                                                                                                         Electrotechnologies
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                                           ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                                                          CAPITAL CONTRIBUTION

          Contribution                     Company Making                  Company Receiving              Contribution
              Date                          Contribution                     Contribution                    Amount
              ----                          ------------                     ------------                    ------
07/24/2001                       EFC Synfuel, LLC                    Solid Fuel, LLC                        602,376.55
07/24/2001                       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                         66,930.73

07/30/2001                       CPL Synfuels, LLC                   Solid Fuel, LLC                      6,023,765.49
08/28/2001                       EFC Synfuel, LLC                    Solid Fuel, LLC                        428,741.54
08/28/2001                       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                         47,637.95
08/30/2001                       CPL Synfuels, LLC                   Solid Fuel, LLC                      4,287,415.42

07/24/2001                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                84,502.86
07/24/2001                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC               760,525.69
08/31/2001                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                58,193.51
08/31/2001                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC               523,741.63
09/26/2001                       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC                12,043.25
09/26/2001                       EFC Synfuel, LLC                    Sandy River Synfuel, LLC               108,389.28

07/30/2001                       CPL Synfuels, LLC                   Sandy River Synfuel, LLC             7,605,256.92
08/30/2001                       CPL Synfuels, LLC                   Sandy River Synfuel, LLC             5,237,416.29
09/28/2001                       CPL Synfuels, LLC                   Sandy River Synfuel, LLC             1,083,892.73

Dividend                         Company Making                      Company Receiving                        Dividend
Date                             Dividend                            Dividend                                   Amount
----                             --------                            --------                                   ------

None to report for this quarter.
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                                                           ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

     Reporting Company      Associate Company                  Types of        Direct Costs      Indirect      Cost of    Total Amt.
                                                               Services
    Rendering Services      Receiving Services                 Rendered          Charged      Costs Charged    Capital      Billed
    ------------------      ------------------                 --------          -------      -------------    -------      ------
SRS                         CP&L                              Energy
                                                              Management        1,401,085                               1,401,085
Sandy River, LLC            Cincinnati Bulk Terminal,Inc.     Coal sales          568,099                                 568,099
                            Kentucky Coal Terminal, Inc.      Coal sales                8                                       8
                            Colona Synfuel, LLC               Coal sales        (437,591)                               (437,591)

Electric Fuels Corporation  Florida Power                     Coal Sales       61,594,799                              61,594,799

Electric Fuels Corporation  Kanawha River Terminals, Inc      Coal Sales        5,110,756                               5,110,756

Electric Fuels Corporation  Florida Progress                  Admin Services        2,264                                   2,264

Electric Fuels Corporation  Florida Power                     Admin Services        7,833                                   7,833

Electric Fuels Corporation  Progress Energy Corporation       Admin Services        1,408                                   1,408

Electric Fuels Corporation  CP & L                            Admin Services      137,840                                 137,840

Electric Fuels Corporation  Progress Land                     Admin Services       35,987                                  35,987

Electric Fuels Corporation  Little Black Mountain Coal        Admin Services        7,343                                   7,343
                            Reserves Inc.

Electric Fuels Corporation  Homeland Coal Company, Inc.       Admin Services       30,451                                  30,451

Electric Fuels Corporation  Awayland Coal Company, Inc.       Admin Services       29,690                                  29,690

Electric Fuels Corporation  Powell Mountain Joint Venture     Admin Services      277,926                                 277,926

Electric Fuels Corporation  Powell Mountain Coal Company      Admin Services      316,470                                 316,470

Electric Fuels Corporation  Murphy Land Company               Admin Services        3,559                                   3,559

Electric Fuels Corporation  Mesa Hydrocarbons, Inc.           Admin Services        6,487                                   6,487

Electric Fuels Corporation  Progress Synfuel Holdings, Inc    Admin Services        3,569                                   3,569

Electric Fuels Corporation  EFC Synfuel, LLC                  Admin Services      185,963                                 185,963

Electric Fuels Corporation  Ceredo Synfuel, LLC               Admin Service        69,430                                  69,430

Electric Fuels Corporation  Marine River Terminals            Admin Services        5,915                                   5,915
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
Electric Fuels Corporation  Progress Rail Services            Admin Services    1,325,772                               1,325,772
                            Corporation

Electric Fuels Corporation  Progress Materials, Inc.          Admin Services      413,550                                 413,550

Electric Fuels Corporation  Kentucky May Coal Company, Inc.   Admin Services      467,706                                 467,706

Electric Fuels Corporation  Diamond May Coal Company          Admin Services      279,533                                 279,533

Electric Fuels Corporation  Kentucky May Mining Company       Admin Services      227,736                                 227,736

Electric Fuels Corporation  Cincinnati Bulk Terminals, Inc.   Admin Services      167,097                                 167,097

Electric Fuels Corporation  Kanawha River Terminals, Inc.     Admin Services      956,718                                 956,718

Electric Fuels Corporation  Colona                            Admin Services      114,633                                 114,633

Electric Fuels Corporation  Black Hawk                        Admin Services      154,701                                 154,701

Electric Fuels Corporation  Ceredo Liquid Terminals, LLC      Admin Services       67,751                                  67,751

Colona Synfuel, LLC         Kentucky Coal Terminal, Inc.      Coal Sales          100,967                                 100,967

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                                                            ITEM 3.

                 Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of         Direct Costs    Indirect       Cost of    Total Amt.
                                                            Services
    Rendering Services      Receiving Services              Rendered             Charged  Costs Charged     Capital        Billed
    ------------------      ------------------              --------             -------  -------------     -------        ------
Progress Energy Services    SRS                          Admin Services           376,520       411,857                   788,377

CP&L                        SRS                          Admin Services           166,531                                 166,531

Powell Mountain Joint       Solid Fuel, LLC              Admin Services        19,029,026                              19,029,026
venture

Florida Power               Electric Fuels Corporation   Admin Services           473,248                                 473,248

Progress Energy, Inc.       Electric Fuels Corporation   Admin Services            47,992                                  47,992

Progress Energy Service     Electric Fuels Corporation   Admin Services           739,056                                 739,056
Corporation

Progress Ventures           Electric Fuels Corporation   Admin Services           567,499                                 567,499

Powell Mountain Joint       Electric Fuels Corporation   Coal Sales             3,617,320
Venture                                                                                                                 3,617,320

Memco Barge Lines, Inc.     Electric Fuels Corporation   Barge                  5,864,049
                                                         Transportation                                                 5,864,049

Kanawha River Terminals,    Electric Fuels Corporation   Coal Sales             1,365,712
Inc.                                                                                                                    1,365,712

Black Hawk Synfuel, LLC     Electric Fuels Corporation   Coal Sales            11,797,883                              11,797,883

Electric Fuels Corporation  Sandy River Synfuels, LLC    Coal Sales                     8                                       8

Black Hawk Synfuel, LLC     Sandy River Synfuels, LLC    Coal Sales                 5,033                                   5,033
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
Kentucky May Coal            Sandy River Synfuels, LLC    Admin Services         7,500,935                               7,500,935
Company, Inc.

Kentucky Coal Terminal, Inc  Colona Synfuel, LLC          Coal Sales            25,525,922                              25,525,922

Kentucky Coal Terminal, Inc  Colona Synfuel, LLC          Land Rent                  6,000                                   6,000

Black Hawk Synfuel, LLC      Colona Synfuel, LLC          Coal Sales               780,645                                 780,645

Ceredo Liquid Terminal       Colona Synfuel, LLC          Admin Services         2,519,158                               2,519,158

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                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                         (000's)
     Total consolidated capitalization as of 9/30/01.                         $16,306,485   Line 1
         Total capitalization multiplied by 15%                                $2,445,973   Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                      $2,445,973   Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                       99,286
              Emulsion Products Terminal                                                0
              Electrotechnologies                                                       0
              Energy Service                                                          273
              Manufacturing                                                          (436)
                  Total current aggregate investment                              $99,122    Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)       $2,346,850    Line 5
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                              ITEM 5 - OTHER INVESTMENTS*

             Investment Balance                               11/30/00

           Colona Synfuel, LLC                                9,092,279
           Sandy River Synfuel, LLC                          29,981,746
           Solid Fuel, LLC                                   39,022,407
           Solid Energy LLC                                           0
           Ceredo Synfuel LLC                                         0
           Ceredo Liquid Terminal LLC                                 -
           Progress Materials, Inc.                           2,553,487
           Strategic Resource Solutions                     119,526,168
           Utech Venture Capital Corporation                  4,542,352
           Utech Climate Challenge Fund, LP                   2,249,375

--------
* These numbers do not include Electric Fuels Corporation because the Commission has determined that a majority of the assets of Electric Fuels' subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act.


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                          ITEM 6 - FINANCIAL STATEMENTS


Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                       PROGRESS ENERGY, INC.
                                       -----------------------------------
                                                  Registrant

Date:    December 14, 2001             By: /s/    Thomas R. Sullivan
                                           -------------------------------
                                           Name:  Thomas R. Sullivan
                                           Title: Treasurer


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